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                                                                  EXHIBIT (a)(6)

                        [LETTERHEAD OF MGM GRAND, INC.]

FOR IMMEDIATE RELEASE                           CONTACT: James J. Murren
---------------------                                    Chief Financial Officer
                                                         (702) 891-3344

         MGM GRAND, INC. ANNOUNCES $35 PER SHARE CASH TENDER OFFER FOR
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          UP TO 6 MILLION SHARES AS PART OF A 12 MILLION SHARE STOCK
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                              REPURCHASE PROGRAM
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LAS VEGAS, NEVADA, June 23, 1998 - MGM Grand, Inc. (NYSE.MGG) announced today that its Board of Directors has authorized the Company to purchase up to 12,000,000 shares of its common stock, representing approximately 20% of the outstanding shares. The Board authorized the acquisition of up to 6,000,000 shares through a $35.00 per share cash tender offer, which would be the first step of the 12,000,000 share repurchase program. The offer is expected to commence on Thursday, July 2, 1998 and to expire at midnight, New York City time, Friday, July 31, 1998, unless extended by MGM Grand. On March 31, 1998, MGM Grand had 58,000,280 shares outstanding. The New York Stock Exchange closing price for MGM Grand stock on June 22, 1998 was $26 5/8 per share.

MGM Grand will finance the repurchase program, including the tender offer, through available cash, cash flow from operations and, to the extent necessary, existing credit facilities.

It is anticipated that, depending on market conditions, the remaining 6,000,000 shares in the repurchase program would be acquired through an additional tender offer or offers.

The tender offer will be subject to various terms and conditions described in the offering materials to be distributed to MGM Grand's stockholders. Under the terms of the tender offer, MGM Grand's stockholders will be given the opportunity to sell up to 6,000,000 shares of MGM Grand, Inc. common stock at $35.00 per share.

If more than 6,000,000 shares are tendered, and MGM Grand does not elect to acquire such additional shares, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered.

The Board of Directors of MGM Grand is not making any recommendation to stockholders as to whether or not they should tender any shares pursuant to the offer. MGM Grand has been informed that none of its directors or senior executive officers nor Tracinda Corporation, the Company's principal stockholder, intends to tender any shares pursuant to the tender offer.
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MGM Grand concurrently announced that hotel occupancy, casino volume and customer counts remain strong at MGM Grand Las Vegas-"The City of Entertainment". Second quarter hotel occupancy has been in the high 90%'s, above last year, and 99% thus far in June. Table game drop is up year to date and in the second quarter, while slot handle is flat year to year.

The Company anticipates that lower than average table games hold percentage at MGM Grand Las Vegas will result in second quarter earnings in a range of $0.25 to $0.30 per share. The table game hold percentage is expected to be in the low teens compared with an historical average of approximately 20%. This lower hold percentage obscures the material improvements at the flagship property as it is transformed into the City of Entertainment.

Terry Lanni, Chairman and Chief Executive Officer, said: "Our volumes remain strong and above citywide averages, underpinning our business momentum as we have dramatically upgraded our flagship property and added our state-of-the-art conference center and pool complex. Further enhancements include our soon to be completed luxury spa and our MGM Grand Mansion due to open in February 1999."

Alex Yemenidjian, President and Chief Operating Officer, said: "Our Board of Directors concluded that, in light of MGM Grand's strong financial position, investing in the Company's own stock represents a high return on investment and an efficient way of providing value to our stockholders. Our balance sheet affords us ample room to reinvest in our company while executing our aggressive growth strategy. Share repurchases further reduce our already low cost of capital and increase the returns to our shareholders."

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MGM Grand, Inc. is an entertainment, hotel and gaming company headquartered in
Las Vegas, Nevada. The Company owns and operates the MGM Grand Hotel/Casino in Las Vegas, the MGM Grand Hotel/Casino in Darwin, Australia, owns a 50% interest in New York-New York Hotel and Casino in Las Vegas and manages casinos in South Africa. The Company is also planning to construct destination hotel/casino resorts in Atlantic City, New Jersey and Detroit, Michigan.

Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties as described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.